Exhibit 99.1

AuRico Reports 35% Increase in Production From North American Assets

Toronto: April 11, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) is pleased to report preliminary operational results from its key North American assets for the first quarter ended March 31, 2012. All amounts are in U.S. dollars unless otherwise indicated.

First Quarter and Recent Highlights – AuRico North America

  Production of 45,528 gold ounces and 1.112 million silver ounces, or 67,068 gold equivalent ounces using the actual gold equivalency ratio of 52:1, a 35% increase over 2011.
  Cash costs of $601 per gold equivalent ounce, using the actual gold equivalency ratio of 52:1.
  Realized margins of $1,109 per ounce, or 65%.
  Wet commissioning at the Young-Davidson mine has been completed and ore processing commenced on March 22. Leach tanks have been filled, carbon was added on March 5 and cyanide was added on March 7. The SO2 plant for cyanide destruction is currently in the final commissioning stage. Continuous operations are about to be initiated with a first gold pour anticipated later this month. Open pit mining rates during March averaged 22,870 tonnes per day of ore and waste, with a target of 35,000 tonnes per day by the end of the second quarter. Approximately 700,000 ore tonnes (approaching four months mill feed) have already been stockpiled as at March 31st.
  During the first quarter, underground re-sequencing continued at Ocampo with grades ramping up to targeted levels at the end of March. The underground mine reported a record average of 2,307 tonnes per day during the quarter. With the re-sequencing now complete, underground production is expected to remain at targeted levels during the remaining three quarters.
  El Chanate reported record production for the quarter, which was achieved through the productivity enhancements of the Company’s expansion program that was completed at the end of Q1. During the quarter, the mine reported an average crushing and stacking rate of 19,136 tonnes per day. With the planned expansion program completed at the end of Q1 2012, operations are targeting crushing and stacking rates of 21,000 tonnes per day over the remaining quarters in 2012.
  On March 27, 2012, the Company announced that it had entered into a definitive agreement with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to which Crocodile Gold will acquire the Company’s Stawell and Fosterville mines located in Australia for total consideration up to CAD$105 million. The transaction is expected to close on, or about, May 1, 2012.

“During the first quarter, AuRico achieved many milestones including commencement of the commissioning process at our newest mine, Young-Davidson, completing our second expansion at El Chanate, completing the resequencing of the underground operations at Ocampo and announcing the disposition of the Australian assets,” stated René Marion, Chief Executive Officer. He continued, “With four operating mines in North America, AuRico is now poised to grow production quarter over quarter in 2012 by up to 90% by year-end. The increase in quarterly production in 2012 will underpin a peer-leading 105-146% growth profile over the next three years and positions the Company as a leading gold producer focused in North America.”

Operational Results

AuRico Gold North America	Q1 2012	Q1 2011
Gold ounces produced	45,528	25,882
Silver ounces produced	1,112,384	1,035,174
Gold equivalent ounces produced (realized)(1)	67,068	49,854
Total cash costs per gold equivalent ounce (realized)	$601	$382
Gold equivalency ratio(2)	52:1	43:1
Gold ounces sold	44,036	26,031
Silver ounces sold	1,091,883	1,060,306
Gold equivalent ounces sold (realized)(1)	65,215	50,681
Gold equivalent ounces produced (55:1)(3)	65,754	44,703
Gold equivalent ounces sold (55:1)(3)	63,889	45,309
Total cash costs per gold equivalent ounce (55:1)(3)(4)	$613	$427

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(2)	Silver ounce equal to one gold ounce.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(4)	Cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

Three months ended March 31/12	Ocampo	El Chanate	El Cubo	Q1 2012	Q1 2011
Gold eq. oz. produced (realized)(1)	39,377	19,093	8,598	67,068	49,854
Gold eq. oz. sold (realized) (1)	35,333	18,661	11,221	65,215	50,681
Total cash costs per gold eq. oz. (realized)(1)(2)	$537	$409	$1,119	$601	$382
Margins per gold eq. oz. (realized)	$1,163	$1,314	$578	$1,109	$1,004
Gold eq. oz. produced (55:1)(3)	38,310	19,093	8,3511	65,754	44,703
Gold eq. oz. sold (55:1)(3)	34,315	18,661	10,913	63,889	45,309
Total cash costs per gold eq. oz. (55:1)(2)(3)	$553	$409	$1,151	$613	$427
Margins per gold eq. oz. (55:1)	$1,147	$1,314	$546	$1,097	$958

(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the raatio of the realized sales prices of the commodities.
(2)	Cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ouncce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.

2012 Quarterly Operational Guidance

As previously announced, the Company has provided quarter by quarter guidance on estimated production and cash costs for North America as summarized in the table below.

Production	Q1 2012 Gold eq. oz.	Q2 2012 Gold eq. oz.	Q3 2012 Gold eq. oz.	Q4 2012 Gold eq. oz.	Total 2012 Gold eq. oz.
Ocampo	36,000-38,000	50,000-56,000	47,000-53,000	47,000-53,000	180,000-200,000
El Chanate	18,000-20,000	20,000-22,000	20,000-23,000	20,000-23,000	78,000-88,000
El Cubo	9,000-10,000	11,000-13,000	13,000-16,000	14,000-18,000	47,000-57,000
Young-Davidson	-	15,000-17,000	23,000-27,000	27,000-31,000	65,000-75,000
Total	63,000-68,000	96,000-108,000	103,000-119,000	108,000-125,000	370,000-420,000
Cash Costs	Q1 2012 Per Gold eq. oz.	Q2 2012 Per Gold eq. oz.	Q3 2012 Per Gold eq. oz.	Q4 2012 Per Gold eq. oz.	Total 2012 Per Gold eq. oz.
Ocampo	$510-$540	$425-$455	$440-$470	$500-$530	$465-$495
El Chanate	$410-$440	$475-$505	$455-$485	$455-$485	$450-$480
El Cubo	$1,000-$1,100	$800-$830	$650-$675	$644-$669	$750-$780
Young-Davidson	-	-	$450-$550	$450-$550	$450-$550
Total	$560-$585	$475-$500	$475-$500	$490-$515	$500-$525

1.

Production and cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1 unless otherwise indicated.

2.	Cash costs for the Young-Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. Production includes gold ounces only.
3.	Anticipated cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production.
4.	The following currency assumptions were used to forecast 2012 estimates:
12:1 Mexican pesos to the US dollar
1:1 Canadian dollars to the US dollar
5.	See the Non-GAAP Measures section on page 26 of the Management’s Discussion and Analysis for the year ended December 31, 2011.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. Following the divestiture of the Australian assets, and the imminent achievement of first production at Young-Davidson, the Company will have 4 operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, and the El Cubo mine in Guanajuato State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 200,000 ounces of annual production by 2015. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:
Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. The term “resources” does not equate to the term “reserves” and U.S. investors are cautioned not to assume that any part or all of the minerals in these categories will ever be converted to reserves. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability of the Company to achieve its guidance for production, cash costs, capex for 2012, 2013 and 2014 and its exploration expenditures for 2012, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate, and the anticipated divestiture of the Australian assets, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performa ance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating performance pr rojections for the periods set out within, the Company’s ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue relian nce on forward-looking statements due to the inherent uncertainty therein.

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